Mail Stop 4561

June 15, 2009

Mr. Jeffery W. Yabuki
President and Chief Executive Officer
Fiserv, Inc.
255 Fiserv Dr.
Brookfield, WI 53045

> **Re:** **Fiserv, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-14948**

Dear Mr. Yabuki:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant